Mail Stop 4561

March 1, 2007

Howard N. Kahn
President
ELUXURY HOUSE, INC.
2924 Davie Road, Suite 200
Davie, Florida 33314

Re: **ELUXURY HOUSE, INC.**
        Registration Statement on Form SB-2
        Registration No. 333-140717
        Filed on February 22, 2007

Dear Mr. Kahn:

        This is to advise you that we have performed a limited review of the above registration statement and have the following comment. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

Prospectus Cover Page

1.   You state that the selling shareholders in this offering may sell their shares at prevailing prices or privately negotiated prices. However, as long as there is no market for your shares, the offering must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(a)(8) of Regulation S-B. Please revise the prospectus, including the cover page, accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Legal Branch Chief